

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
dgoldman@gabelli.com

February 21, 2013

Mr. Gregg Branning
Chief Financial Officer, Sr. VP, and Corporate Secretary
Myers Industries, Inc.
1293 South Main Street
Akron, OH 44301

Dear Mr. Branning:

   GAMCO Asset Management Inc. ("GAMCO"), on behalf of its investment advisory clients, intends to nominate Mr. Daniel R. Lee for election to the company's Board of Directors at the 2013 Annual Meeting of Shareholders.

   GAMCO will provide the company with information on such individual in accordance with the procedures set forth in the company's proxy statement and code of regulations.

                          Sincerely,

                          David Goldman
                          General Counsel

Cc: Daniel R. Lee